WOODSIDE
AUSTRALIAN ENERGY

02055997

12 November 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to USA Gulf of Mexico, Keathley Canyon 511 (OCS G-17632), lodged with the Australian Stock Exchange on 12 November 2002;
- Stock Exchange Release in relation to Mauritania PSC C Chinguetti-6-1 (Thon Prospect), lodged with the Australian Stock Exchange on 12 November 2002;
- Stock Exchange Release in relation to WA-191-P (Mutineer-3), lodged with the Australian Stock Exchange on 12 November 2002.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

11/26

REBECCA SIMS
Administration Officer

SEC MAIL PROCESSING
RECEIVED
NOV 22 2002
WASH, D.C. 155 SECTION

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

12 November 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

USA Gulf of Mexico, Keathley Canyon 511 (OCS G-17632)

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports completion of a Well Participation Agreement with Conoco Inc. to participate in the drilling of Conoco Inc.'s Voss Prospect exploratory well (OCS-G 17632 #1) located in the Gulf of Mexico on Keathley Canyon Block 511. Conoco Inc. is operator of the exploratory well, which spudded on 14 September 2002. The well is being drilled using the Deepwater Pathfinder Drillship in 6,120 feet of water. Further reports will be made upon conclusion of operations.

Woodside Energy (USA) Inc. will earn 15% equity in the prospect pursuant to the terms of the Well Participation Agreement.

KAREN LANGE
Company Secretary

82.2280

12 November 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC C
Chinguetti-6-1 (Thon Prospect)

Woodside Mauritania Pty Ltd., operator of the Mauritania Area C Joint Venture, reports that the Deepwater Discovery rig was released from the Chinguetti-6-1 exploration well on 7 November 2002.

Since the last report, plug and abandonment operations were completed.

Participants in the Area C (Block 6) PSC are as follows:

Woodside Mauritania Pty Ltd	37.58%
Petronas Carigali	35.00%
Hardman Resources Ltd	22.42%
Roc Oil (Mauritania) Company	5.00%

Chinguetti-6-1 was the last of four Woodside operated wells drilled in Mauritania this year and the rig has now been released from contract.

KAREN LANGE
Company Secretary

82.2280

12 November 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Mutineer-3

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, reports that the Mutineer-3 appraisal well located in the Carnarvon Basin off the North West Shelf was rigging down production testing equipment on 12 November 2002, prior to plugging and abandoning the well as planned.

Since the last report, a 7 inch liner was run and cemented, and the well was production tested over a 3 metre interval at the top of the Angel Formation oil reservoir. A maximum flow rate of 6600 barrels of oil per day was recorded through a 40/64 inch choke. The specific gravity of the oil was 42.7° API.

The Sedco 703 drilling rig is drilling the well. The well location is approximately 2 kilometres south-west of the Mutineer-1B oil discovery well. Water depth at the location is 160 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.20%. Other participants are Santos Ltd. (33.40% - Operator), Kufpec Australia Pty. Ltd. (33.40%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.00%).

KAREN LANGE
Company Secretary